April 29, 2019

Zel C. Khan
Chief Executive Officer
Petrolia Energy Corporation
710 N. Post Oak Road, Suite 512
Houston, Texas 77024

       Re: Petrolia Energy Corporation
           Form 10-K/A for the Fiscal Year ended December 31, 2017 Response dated February 19, 2019
           Response dated March 6, 2019
           File No. 0-52690

Dear Mr. Khan:

         We have reviewed your February 19, 2019 and March 6, 2019 responses to our comment letters and have the following additional comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K/A for the Fiscal Year ended December 31, 2017

General

1. We issued comments to you on the above captioned filing on December 20, 2018 and
      March 1, 2019. In your response letters dated February 19, 2019 and March 6, 2019, you agreed to address the disclosure concerns noted in our comments when filing your 2018 annual report on Form 10-K and you agreed to file your 2018 third quarter interim report on Form 10-Q within 10-14 days of your initial response letter.

      However, as of the date of this letter, you have not filed the interim report and your annual report is now also delinquent. Therefore, our comments remain outstanding and unresolved. We expect you to provide the disclosures described in your response letters and to file the delinquent periodic reports by May 10, 2019.
 Zel C. Khan
Petrolia Energy Corporation
April 29, 2019
Page 2

       You may contact Lily Dang - Staff Accountant at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller -
Branch Chief at (202) 551-3686 with any other questions.



FirstName LastNameZel C. Khan                              Sincerely,
Comapany NamePetrolia Energy Corporation
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